SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Collection Period ending October 2, 2002

                INTERSTAR SECURITISATION MANAGEMENT PTY LIMITED,
                    (in its capacity as trust manager for the
                   Interstar Millenium Series 2002-1G Trust)
          -------------------------------------------------------------
             (Exact name of Registrant as specified in its Charter)


       Level 28, 367 Collins Street, Melbourne, Victoria, 3000, Australia
       -------------------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                  Form 20-F  [X]           Form 40-F  [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes  [ ]                  No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.

Item 5.  OTHER EVENTS

         In the Prospectus related to the Class A2 Mortgage Backed Floating Rate Notes, filed July 15, 2002, the Registrant set forth various details, as of May 31, 2002, relating to the housing loans to be sold to the trust on the closing date.

Exhibit 99.4 sets forth substantially the same information relating to the housing loans for the period from the closing date up to but excluding the first Quarterly Payment Date.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Interstar Millennium Series 2002-1G Trust, by the undersigned, thereunto duly authorized.

                                         Interstar Securitisation Management Pty
                                         Limited, (in its capacity as trust
                                         manager for the Interstar Millennium
                                         Series 2002-1G Trust) (Registrant)

Dated: October 24, 2002



                                    By:  /s/  Sam Kyriacou
                                       -----------------------------------------
                                       Name:  Sam Kyriacou
                                       Title: Chief Executive Officer

                                  EXHIBIT INDEX


Exhibit           Description
-------           -----------

 99.4             Interim Pool Status Report as of October 7, 2002